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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

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                             ML Media Partners, L.P.
                            (Name of Subject Company)

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                             ML Media Partners, L.P.
                      (Name of Person(s) Filing Statement)

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                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

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                                      NONE
                      (CUSIP Number of Class of Securities)

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                                 James V. Caruso
                            Executive Vice President
                            ML Media Management Inc.
                             World Financial Center
                            South Tower - 23rd Floor
                             New York, NY 10080-6123
                                 (212) 236-7753
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

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                                   Copies to:


                              Susan D. Lewis, Esq.
                                Brown & Wood LLP
                             One World Trade Center
                             New York, NY 10048-0557
                                 (212) 839-5317

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ITEM 1.     SECURITY AND SUBJECT COMPANY.

         The name of the subject company is ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"). The general partner of the Partnership is Media Management Partners, a New York general partnership (the "General Partner") between RP Media Management ("RPMM") and ML Media Management Inc. ("MLMM"). The principal executive offices of both the Partnership and the General Partner are located at World Financial Center, South Tower-23rd Floor, New York, New York 10080-6123. The title of the class of equity securities to which this Schedule 14D-9 (the "Statement") relates is units of limited partnership interest of the Partnership ("Units").

ITEM 2.       TENDER OFFER OF THE BIDDER.

         This Statement relates to the unsolicited tender offer made by Madison Liquidity Investors 104, LLC, a Delaware limited liability company (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 23, 1998 (the "Schedule 14D-1"), to purchase for cash up to 18,611 Units, representing approximately 9.9% of the Units outstanding as of September 25, 1998, at a purchase price of $750 per Unit (reduced by the $50 transfer fee (per transfer, not per Unit) and further reduced by the amount of any distributions with respect to Units paid on or after November 23, 1998, and prior to the expiration of the tender offer) and upon the terms and conditions set forth in the Offer to Purchase dated November 23, 1998 (the "Offer to Purchase") and the related Agreement of Assignment and Transfer (the "Agreement of Assignment" and, together with the Offer to Purchase, the "Offer"). Neither the Purchaser nor any of its affiliates is affiliated with the Partnership or the General Partner, and the Offer was not solicited by the Partnership, the General Partner or any of their affiliates. The Schedule 14D-1 states that the principal business address of the Purchaser is P.O. Box 7461, Incline Village, Nevada 89452.

ITEM 3.       IDENTITY AND BACKGROUND.

     (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

     (b) (i) The Partnership is a limited partnership and has no executive officers or directors. Pursuant to Section 5.1 of the Partnership's Second Amended and Restated Agreement of Limited Partnership dated May 14, 1986, as amended (the "Partnership Agreement"), which is filed as Exhibit (c)(1) hereto, the General Partner manages the business and affairs of the Partnership and has authority to make all decisions regarding the business of the Partnership. The responsibilities of the General Partner are carried out either by executive officers of RPMM or MLMM, each a general partner in the General Partner, acting on behalf of the General Partner. The executive officers and directors of RPMM are: I. Martin Pompadur, President, Chief Executive Officer, Chief Operating Officer, Secretary and Director; and Elizabeth McNey Yates, Executive Vice President. The executive officers and directors of MLMM are: Kevin K. Albert, President and Director; James V. Caruso, Executive Vice President and Director; Rosalie Y. Goldberg, Vice President and Director; David G. Cohen, Vice President and Director; Kevin T. Seltzer, Vice President and Treasurer; and Frank J. Marinaro, Secretary.

     To the knowledge of the Partnership, the executive officers, directors and affiliates of the General Partner in the aggregate own less than 1% of the Units.

     Pursuant to the Partnership Agreement, which is filed as Exhibit (c) (1) hereto, the General Partner receives certain management fees and reimbursements from the Partnership and shares in allocations of profits and losses and distributions from the Partnership.

     Pursuant to the Partnership Agreement, subject to certain limitations set forth therein, the General Partner is paid an annual "Partnership Management Fee", equal to $557,979, and is reimbursed for its actual, out-of-pocket expenses incurred on behalf of the Partnership in connection with the management of the Partnership; provided, however, that such reimbursement in any one year shall not be in excess of an amount which currently equals $685,657, subject to adjustment annually in accordance with changes in the Consumer Price Index.

         Also pursuant to the Partnership Agreement, subject to certain limitations set forth therein, the General Partner is paid an annual "Property Management Fee", which for 1998 equals $649,709, as compensation for supervising the management of the Partnership's media properties (the "Media Properties"), and is reimbursed for its actual, out-of-pocket expenses incurred on behalf of the Partnership in connection with the supervision of the Partnership's Media Properties; provided, however, that such reimbursement in any one year shall not exceed an amount which currently equals $763,099, subject to adjustment annually in accordance with changes in the Consumer Price Index; provided further, however, that each of such Property Management Fee and the maximum expense reimbursement will be reduced by an amount equal to 2/3 of 1% of the amount otherwise computed for every 1% reduction in the "Media Property Base" (i.e., the investment by the Partnership in the Media Property), for Media Properties subsequently sold, effective as of the date of consummation of the related sale; and provided further that the Property Management Fee and maximum expense reimbursement shall be zero from and after the earlier to occur of (a) completion of all property management duties of the General Partner and (b) six months after the consummation of the last sale of Media Properties.

         For each of the years ended 1997, 1996 and 1995 the Partnership paid the General Partner a Partnership Management Fee of $557,979, and for the thirty-nine week period ended September 25, 1998 the Partnership paid the General Partner a Partnership Management Fee of $418,485. For the years ended 1997, 1996 and 1995 the Partnership paid the General Partner Property Management Fees of $653,692, $779,055 and $1,008,266, respectively, and for the thirty-nine week period ended September 25, 1998 the Partnership paid the General Partner a Property Management Fee of $488,012. During those same years the General Partner incurred reimbursable operating expenses of $951,940, $799,055 and $1,039,772, respectively, and for the thirty-nine week period ended September 25, 1998 the General Partner incurred reimbursable operating expenses of approximately $639,000.

         Pursuant to the terms of the Partnership Agreement, profits of the Partnership are generally allocated between the General Partner and the limited partners of the Partnership (the "Limited Partners"; the General Partner and the Limited Partners being collectively referred to as the "Partners") as follows:
(a) first, in proportion to any negative balances in capital accounts of the Partners, until the balances of all capital accounts equal zero; (b) second, 99% to the Limited Partners and 1% to the General Partner until an amount equal to the sum of previously allocated losses plus an additional amount computed at the rate of 7% per annum, cumulative, but not compounded, on the weighted average daily amount of their  adjusted  capital  contributions  (the "Return") has been allocated; (c) third (after certain curative allocations are made, if necessary), 80% to the Limited Partners and 20% to the General Partner until the sum of profits allocated to the Limited Partners equals the aggregate amount of losses previously allocated to the Limited Partners plus an amount equal to the amount of their capital contributions; and (d) fourth, 70% to the Limited Partners and 30% to the General Partner. Losses are generally allocated in the reverse order of profits previously allocated, and then 99% to the Limited Partners and 1% to the General Partner.

         Distributions of cash and sale proceeds, after payment of or reserves for certain debts and obligations of the Partnership, are generally distributed as follows: (a) first, 99% to the Limited Partners and 1% to the General Partner until the Limited Partners have received distributions equal to the amount of the Return and an amount equal to the amount of their capital contributions; (b) second, 80% to the Limited Partners and 20% to the General Partner until the total distributions to Limited Partners has equaled twice the amount of their capital contributions; and (c) third, 70% to the Limited Partners and 30% to the General Partner.

         The General Partner, its partners (MLMM and RPMM), and their executive officers, directors and affiliates are entitled to indemnification under certain circumstances from the Partnership pursuant to the Partnership Agreement. For the thirty-nine week period ending September 25, 1998, the Partnership incurred obligations of approximately $194,000 for legal costs in connection with such indemnification related to the litigation described in Item 8(b) below. Cumulative indemnified legal costs amount to approximately $474,000 through September 25, 1998.

         (ii) Except as described or referred to in (i) above, there exists on the date hereof no material contract, agreement, arrangement or understanding, and no actual or potential conflict of interest, between the Partnership or its affiliates and (x) the Partnership, its executive officers, directors or
affiliates  or  (y)  the  Purchaser,   its  executive  officers,   directors  or
affiliates.

ITEM 4.       THE SOLICITATION OR RECOMMENDATION.

         (a) At a meeting of the General Partner held on November 23, 1998, at which RPMM and MLMM, as general partners of the General Partner participated, the General Partner, on behalf of the Partnership, concluded that the Offer is inadequate and not in the best interest of the Limited Partners, and recommends that the Limited Partners reject the Offer and not tender their Units pursuant to the Offer. A letter to the Limited Partners of the Partnership communicating the Partnership's view with respect to the Offer is filed as Exhibit (a)(1) hereto and incorporated herein by reference. Depending on, among other things, the personal tax, liquidity needs and other financial considerations of each Limited Partner, as well as such Limited Partner's own assessment of the Offer and the relevant facts, certain Limited Partners may determine that it is appropriate to tender their Units in the Offer. However, the Partnership and the General Partner believe that all Limited Partners should carefully consider the information set forth in Item 4(b) below before making a decision whether or not to tender their Units.

         (b) The Partnership reached the conclusion set forth in Item 4(a) after considering the following factors:

      (i) Pending Media Properties Sales. As previously announced by the Partnership, the Partnership has entered into contracts to sell its radio stations in Cleveland, Ohio and Anaheim, California. The Partnership presently expects to sell its cable system in San Juan, Puerto Rico, in 1999, although it has not reached any agreement with respect to any such sale. In addition, the Partnership is actively pursuing a sale of its Bridgeport, Connecticut radio combination. See paragraph (ii) below. Limited Partners who tender their Units to the Purchaser will not receive any economic benefit, to the extent not reflected in the Offer price, from such sales if and when consummated by the Partnership to the extent that any such sales take place on or after November 23, 1998.

      (ii) The Value of the Partnership's Remaining Assets Could be Substantially Higher than the Value Reflected in the Offer. The General Partner currently estimates that the net asset value of the Partnership, computed as of November 1998, is $1,000 per Unit. Such estimated net asset value takes into consideration the estimated value of the Partnership's remaining Media Properties, its cash holdings, as well as its other assets and liabilities; and it reflects the Partnership's estimated fees and expenses to be incurred in connection with its remaining operations and the winding up of the Partnership, but does not reflect any potential costs, expenses or liabilities related to the litigation described in Item 8(b) below. Although there can be no assurance that such value can or will be realized, or certainty as to the amount of future fees and expenses, the General Partner believes that it has used conservative assumptions in estimating the value of its remaining Media Properties. There is a possibility that the actual proceeds received by the Partnership from the sales of its remaining Media Properties could be significantly higher than the value assumed. For example, while there can be no assurance that the sales of the Cleveland and Anaheim radio stations will be consummated as contemplated, if the sales of these radio stations are consummated in accordance with the terms of the sales agreements, the Partnership estimates that the net asset value per Unit would increase to approximately $1,150 per Unit. There are various conditions to closing set forth in the radio station sales contracts, including Federal Communications Commission ("FCC") approval becoming final, and therefore the Partnership has not given full value to the contract prices provided in such sales agreements. In addition, the General Partner believes that there is significant upside potential to the value it has assigned to its cable systems in San Juan, Puerto Rico (owned through its interest in Century-ML Cable Venture), which it currently expects to sell in 1999, although there can be no assurance as to the price that the Partnership will ultimately realize from such sale. Therefore, the Partnership has concluded that it would be better for a Limited Partner to hold its Units rather than to tender them to the Purchaser pursuant to the Offer.

             However, there can be no assurance that changing market conditions or other factors will not have a negative impact on the value of the Partnership's cable systems in San Juan, Puerto Rico or its radio station combination in Bridgeport, Connecticut or its ability to sell either or both of such assets at any particular price or within any particular time frame. Furthermore, the actual proceeds received by the Partnership from the sales of its remaining Media Properties could be lower than estimated.

             The actual value of Units to be ultimately realized by Limited Partners from the Partnership will also be dependent on the ability of the Partnership to sell its remaining Media Properties, and the actual proceeds received for such Media Properties, as well as the actual costs and expenses (including with respect to litigation) incurred prior to the completion of the liquidation of the Partnership and the results of the litigation referred to in Item 8(b) below. Also, the pendency of the litigation may delay distributions to the Limited Partners. The Partnership's estimates and assumptions have not been reviewed by an independent appraiser or financial advisor.

      (iii) Purchaser's Profit Motive. As set forth in the Purchaser's Offer, the Purchaser is making the Offer for investment purposes and with the intention of making a profit from ownership of the Units. The Purchaser has stated that in establishing the Offer price, the Purchaser was motivated to establish the lowest price that might be acceptable to Limited Partners consistent with the Purchaser's profit objectives. Please note that the Offer price is $750 per Unit, reduced by the $50 transfer fee (per transfer, not per Unit), and further reduced by the amount of any distributions paid with respect to the Units on and after November 23, 1998 and prior to the expiration date of the Offer. The terms and conditions of the Offer have been determined and established by the Purchaser and not pursuant to negotiations or discussions with, or input from, the Partnership, the General Partner or any of their affiliates.

      (iv) No Established Market Valuations by Third Parties. Limited partnership interests are generally illiquid and there is no established trading market for the Units to provide established market valuations for the Units against which to compare the purchase price in the Offer. Secondary market sales activity for the Units, including privately negotiated sales, has been limited and sporadic. Privately negotiated sales and sales through intermediaries (e.g., through the matching services for buyers and sellers of partnership interests) currently are the primary means available to a Limited Partner to liquidate an investment in the Units (other than tender offers to purchase, including the Offer) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. During the past twelve months, however, several Limited Partners of the Partnership who are not in any other way affiliated with the Partnership or the General Partner conducted unregistered tender offers for Units in the Partnership at prices ranging from $451 per Unit to $600 per Unit. In addition, private sales during the past twelve months generally have ranged from $360 per Unit to $850 per Unit (with exception of one transfer at $125 per Unit). Sales prices in the informal secondary market have typically reflected a discount to the Partnership's estimates of net asset value at the time.

             However, since the Purchaser's filing of its Schedule 14D-1, Smithtown Bay, LLC, a Limited Partner otherwise unaffiliated with the Partnership and the General Partner ("Smithtown"), has disclosed on a Tender Offer Statement on Form 14D-1 filed with the Securities and Exchange Commission on November 27, 1998 its unsolicited offer to purchase up to 4.8% of outstanding Units of the Partnership at a price of $950 per Unit (less transfer fees and less cash distributions, as described therein). See Item 7(b) below.

      (v) Limitations on Recognition of Transfers in any Tax Year; Uncertainty as to Timing of Payment for Units Tendered. As provided by Section 7.1B(1) of the Partnership Agreement, the Partnership need not recognize any transfer that would cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes, which could be the result if the transfers of Units were deemed to cause the Partnership to be a "publicly traded partnership" for federal income tax purposes. As more fully described in Item 8(a) below, it has been and is the Partnership's practice in any tax year to limit the number of transfers recognized in any Partnership tax year to no more than 4.8% of outstanding Units in order to stay within a safe harbor from classification of the Partnership as a "publicly traded partnership", as provided in Internal Revenue Service Notice 88-75 (the "IRS Notice"). The Partnership has thus far in 1998 recognized transfers of 4.8% of Units (a limit previously set by the General Partner in an effort not to inadvertently exceed the 5% limitation), and has not recognized any transfers since August 1998. Similarly, in 1997 the Partnership reached its limitation in June of that year and no further transfers were recognized in that tax year (other than excluded transfers under the IRS Notice). The Partnership's policy of limiting transfers to stay within the safe harbor limitations established by the IRS Notice may have the effect of limiting the number of Units that can be transferred pursuant to the Offer in any tax year of the Partnership. The General Partner has notified the Purchaser of such limitation. Thus, notwithstanding that the Purchaser seeks to acquire up to 9.9% of the outstanding Units, the actual number of Units tendered pursuant to the Offer that will be recognized for transfer by the Partnership in any tax year will not exceed, and, depending on the numbers of other transfers recognized (whether as a result of private sales or competing tender offers) could be less than, 4.8% of outstanding Units. In addition, based on the terms of the Offer, the Purchaser has stated that it will not pay for tendered Units until it receives confirmation from the Partnership that the transfer has been effectuated. Thus, it is uncertain when the transfer of certain Units tendered pursuant to the Offer will be recognized and when tendering Limited Partners will actually be paid.

      (vi) Tendering Limited Partners Will Receive Schedule K-1s for 1998 And 1999. The ability of a Limited Partner to transfer Units is subject to the terms and conditions set forth in the Partnership Agreement. As provided in Section 7.1C of the Partnership Agreement, transfers of Units are recognized by the Partnership as of the last day of the calendar month. Such transfers will be recognized after the close of business on the last day of the calendar month in which all conditions to transfer have been satisfied and will be effective for the period commencing on the first day of the following month. In addition, since the Partnership's fiscal and tax years end on the last Friday of the calendar year (which for 1998 is December 25, 1998), if a sale of a Media Property occurs on a date in the period from December 26, 1998 through December 31, 1998, the tax allocation with respect to such sale will be reflected on a 1999 Schedule K-1 tax form. Limited Partners who tender their Units in connection with the Offer will receive K-1 tax forms for 1999 as well as 1998. Accordingly, Limited Partners who are motivated to tender their Units to the Purchaser pursuant to the Offer primarily in order to make 1998 the final year for which they receive a K-1 tax form from the Partnership will not achieve that result by tendering.

      (vii) Continuing Tax Allocations by the Partnership. The Offer provides that a Limited Partner who tenders Units assigns to the Purchaser all profits, losses and distributions made by the Partnership on or after November 23, 1998, with respect to those Units; and any distributions received by the tendering Limited Partner from the Partnership will reduce the amount of the purchase price paid by the Purchaser to the tendering Limited Partner. However, pursuant to the Partnership Agreement, as described above, transfers of Units are only recognized by the Partnership on monthly transfer dates and subject to the terms and conditions of the Partnership Agreement. Thus, tendering Limited Partners will receive no additional economic benefit with respect to tendered Units from any distributions made on or after November 23, 1998, but a tendering Limited Partner will receive any tax allocations from the Partnership relating to such distributions, as reflected on a Schedule K-1 tax form, until a transfer of such Limited Partner's Units is actually recognized by the Partnership, which period could, based on the terms of the Offer, extend for one or more tax years after 1998, depending on the aggregate number of Units presented by all tendering Limited Partners to the Partnership for transfer. See paragraph (v) above. As described above, the Partnership has entered into contracts to sell the Cleveland and Anaheim radio stations. Consummation of one of those sales is currently scheduled for the end of December 1998. If such sale is consummated prior to the effective date of the transfer of Units pursuant to the Offer, the tendering Limited Partner would be allocated the gain or loss from the sale on a Schedule K-1 from the Partnership, but would not receive the economic benefit of the sale proceeds, except to the extent reflected in the value of the Offer price. There can be no assurance, however, that any of the sales will be consummated as contemplated, or if consummated, that the terms will be as anticipated.

      (viii) Other Limitations to Recognition of Transfers. The Partnership Agreement, in Section 7.3, also contains other limitations applicable to the transfer of interests. Units may only be transferred to "Eligible Citizens", as defined in the Partnership Agreement. Furthermore, additional information must be provided to the Partnership by any transferee wishing to be recognized as the owner of 1% or more of the Partnership Units to address certain FCC regulatory concerns related to the ownership of the Partnership's Media Properties. The General Partner has informed the Purchaser of the FCC-related concerns. The Partnership does not have sufficient information regarding the Purchaser to be able to ascertain whether, and if so to what extent, these restrictions would negatively affect the Offer or any proposed transfers thereunder. Transfers will be recorded on the books and records of the Partnership only upon the satisfactory completion and acceptance by the General Partner of transfer documents acceptable to the General Partner, in compliance with applicable laws and the terms of the Partnership Agreement.

      (ix) Limited Partners May Be Able to Sell Their Units at a Higher Price. The Partnership recommends that Limited Partners who seek current liquidity but do not wish to sell their Units pursuant to the Offer make their own inquiry as to alternative transactions that may be available, including among others, the limited informal secondary market for trading limited partnership interests, any proposed or pending tender offer by any other party and any other offer that may be announced prior to the expiration of the Offer. There can be no assurance, however, that a Limited Partner will be able to sell its Units or achieve a higher price in an alternative transaction.

         In making its recommendation, the Partnership has not taken into account the personal financial situation of, or the tax consequences to, an individual Limited Partner as a result of accepting or rejecting the Offer; those tax consequences could vary significantly for each Limited Partner based on such Limited Partner's unique tax situation or other circumstances. In addition, the Partnership has not engaged any financial advisor to evaluate the terms of the Offer or to determine whether the Offer is fair to Limited Partners.

         Each Limited Partner must make his, her or its own decision whether to accept or reject the Offer. Limited Partners are urged to carefully and completely review all the information contained in or incorporated by reference in the Offer and the Partnership's publicly available annual, quarterly and other reports, as well as the Partnership's communications with Limited Partners. The Partnership urges Limited Partners to carefully consider all such information as well as the information contained herein and to consider their own personal situation and consult with their own tax, financial and other advisors in evaluating the terms of the Offer before deciding to tender Units.

         Limited Partners should carefully and completely review the terms of all information available, including the terms of any competing offers, prior to deciding to tender Units.

ITEM 5.      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Neither the Partnership nor anyone acting on its behalf, has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Limited Partners on its behalf concerning the Offer.

ITEM 6.      RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Neither the Partnership nor the General Partner has effected any transactions in the Units during the past 60 days. The Partnership is not aware of any transaction in the Units during the past 60 days by any of its executive officers, directors, affiliates or subsidiaries.

     (b) Neither the General Partner, nor to the knowledge of the General Partner, any of its executive officers, directors, affiliates or subsidiaries, intends to tender Units owned by them to the Purchaser pursuant to the Offer.

ITEM 7.      CERTAIN NEGOTIATIONS AND TRANSACTION BY THE SUBJECT COMPANY.

     (a) No negotiation is being undertaken or is underway by the Partnership in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or distribution policy of the Partnership. However, as noted above, the Partnership has entered into contracts to sell its Cleveland, Ohio and Anaheim, California radio stations. In addition, the Partnership presently expects to sell its Puerto Rico cable systems in 1999 and has been actively seeking to sell its Bridgeport, Connecticut radio combination. These activities are continuing but are not in response to the Offer.

     (b) Except as provided below, there are no transactions, board or partnership resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a). However, the Partnership is party to agreements entered into in 1997 with Smithtown, a Limited Partner (unrelated to the Partnership, the General Partner or any of their affiliates or, to the Partnership's knowledge, the Purchaser), who previously made an unregistered tender offer for Units in 1997. Such agreements, among other things, restrict Smithtown's acquisition to not more than 5% of the outstanding Units of the Partnership. Smithtown has recently requested that the Partnership waive such restriction, indicating its intention to commence a registered tender offer. The General Partner has agreed to such waiver upon certain restrictions and conditions, including the continuing restrictions related to the Partnership's reliance on the safe harbor provision contained in the IRS Notice, the continuing application of FCC-related restrictions, and compliance with the terms and conditions of the Partnership Agreement. Smithtown has filed a Tender Offer Statement on Schedule 14D-1 with the Securities and Exchange Commission on November 27, 1998 with respect to its purchase of Units at a price of $950 per Unit (less transfer fees and less cash distributions as described therein). See
Item 4(b)(iv) above.

ITEM 8.      ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) Limited Partners are advised that all transfers of Units of the Partnership are subject to the satisfaction of the General Partner that the conditions necessary to transfer pursuant to the Partnership Agreement have been satisfied.

         The Partnership currently is treated as a partnership for Federal income tax purposes, and the General Partner believes it has a duty to all Limited Partners to preserve this tax treatment. The General Partner will take no action that it believes could cause the Partnership to be treated as an association taxable as a corporation and not as a partnership for Federal income tax purposes. It has been and is the policy of the General Partner that it will not recognize any transfers of Units on behalf of the Partnership in any tax year of the Partnership if such transfers, together with all other transfers made during such tax year, would cause transfers of Units to exceed 4.8% of the outstanding Units (an amount previously set by the Partnership so as not to inadvertently exceed the 5% safe harbor set forth in Paragraph II, Section C(1) of the Internal Revenue Service Notice 88-75). The General Partner believes that this policy serves the best interests of the Partnership and the Limited Partners. The General Partner will consider any transfer pursuant to the Offer as counting toward the 5% limitation set forth in the IRS Notice unless it has been advised by private letter ruling of the Internal Revenue Service addressed to the Partnership and the General Partner that such transfers would be excluded transfers under the IRS Notice and would be disregarded for the purposes of such percentage limitations. The General Partner has informed the Purchaser of its policy to rely on the safe harbor in the IRS Notice.

         As of the date of this Statement, transfers of 4.8% of Units already have been recognized for tax year 1998; such amount was reached as of August 1998, and no further transfers will be recognized by the Partnership for tax year 1998 (other than certain excluded transfers under the IRS Notice). The Partnership anticipates that additional transfers of Units may be recognized in the 1999 tax year. Because of this limitation, no Units tendered will be recognized as transferred in 1998 and all of the Units tendered may not be recognized for transfer in 1999.

          (b) A purported class action was commenced in New York Supreme Court, New York County, on behalf of the Limited Partners of the Partnership, against the Partnership, the General Partner, RPMM, MLMM, Merrill Lynch & Co., Inc. ("ML&Co.") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). The action concerns the Partnership's payment of certain management fees and expenses to the General Partner and the payment of certain purported fees to an affiliate of RPMM.

         Specifically, the plaintiffs allege breach of the Partnership Agreement, breach of fiduciary duties, and unjust enrichment by the General Partner in that the General Partner allegedly: (1) improperly deferred and accrued certain management fees and expenses in an amount in excess of $14.0 million, (2) improperly paid itself such fees and expenses out of proceeds from sales of Partnership assets, and (3) improperly paid MultiVision Cable TV Corp., an affiliate of RPMM, supposedly duplicative fees in an amount in excess of $14.4 million.

         With respect to ML&Co., Merrill Lynch, MLMM, and RPMM, plaintiffs claim that these defendants aided and abetted the General Partner in the alleged breach of the Partnership Agreement and in the alleged breach of the General Partner's fiduciary duties. Plaintiffs seek, among other things, an injunction barring defendants from paying themselves management fees or expenses not expressly authorized by the Partnership Agreement, an accounting, disgorgement of the alleged improperly paid fees and expenses, and compensatory and punitive damages. Defendants have moved to dismiss the complaint and each claim for relief therein; the court has not yet ruled on the motion. Defendants believe that they have good and meritorious defenses to the action, and vigorously deny any wrongdoing with respect to the alleged claims.

         The Partnership Agreement provides for indemnification, to the fullest extent provided by law, for any person or entity named as a party to any threatened, pending or completed lawsuit by reason of any alleged act or omission arising out of such person's activities as a General Partner or as an officer, director or affiliate of either RPMM, MLMM or the General Partner, subject to specified conditions. In connection with the purported class action described above, the Partnership has received notices of requests for indemnification from the following defendants named therein: the General Partner, RPMM, MLMM, ML&Co. and Merrill Lynch. See Item 3(b)(ii) above.

         (c) This Statement contains certain forward-looking statements about estimates of Media Property values, estimates of net asset value, business prospects, litigation and other similar matters. In order to comply with the terms of the safe harbor for such statements provided by the Private Securities Litigation Reform Act of 1995, the Partnership notes that a variety of factors, many of which are beyond its control, affect Media Property values and the Partnership's value, business prospects, and results and could cause actual results and experience to differ materially from the expectations and estimates expressed in this Statement. These factors include, but are not limited to, the effect of changing economic and market conditions, generally, and particularly with respect to media businesses, generally, or in the specific local markets where the Media Properties are located, or on specific trends in business and finance and in investor sentiment, the level of volatility of interest rates, the actions undertaken by both current and potential or new competitors, the impact of and inherent uncertainties in current, pending, and future legislation, regulation, and litigation, and the other risks and uncertainties detailed in this Statement. The Partnership undertakes no responsibility to update publicly or revise any forward-looking statements.

ITEM 9.       MATERIAL TO BE FILED AS EXHIBITS.

      (a) (1) Letter from the Partnership to Limited Partners dated November 30, 1998.

      (b)    Not applicable.

      (c) (1) Second Amended and Restated Agreement of Limited Partnership of ML Media Partners, L.P., dated as of May 14, 1986, as amended by Amendment No. 1, dated February 27, 1987.



                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                            ML MEDIA PARTNERS, L.P.



                            By Media Management Partners, its General Partner

                            By RP Media Management, general partner



                            By:      /s/  I. Martin Pompadur
                                ----------------------------------------------
                                   Name:  I. Martin Pompadur
                                   Title: President

                            By ML Media Management Inc., general partner



                            By:      /s/  James V. Caruso
                                ----------------------------------------------
                                   Name:  James V. Caruso
                                   Title: Executive Vice President



Dated:  November 30, 1998